FINANCIAL INVESTORS TRUST

RESOLUTIONS

September 14, 2010

As approved by at least a majority of the non-interested Trustees of the Trust

RESOLVED, that the form and amount of the fidelity bond, as discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of the Trust, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s Funds;

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond among each Fund of the Trust on the basis of each such Fund’s relative net assets be, and it hereby is, approved; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolution.

Rider No. 14

Effective date of this rider: 12:01 a.m. on June 14, 2011

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to:	Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,
Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1.	Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

ALPS Kotak India Growth Fund.

All other provisions remain unchanged.

Authorized Representative

June 21, 2011

Date